February 17, 2015

VIA EDGAR CORRESPONDENCE

Justin Dobbie

Legal Branch Chief

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.

Registration Statement on Form S-1

Filed January 14, 2015

File No. 333-201481

Dear Mr. Dobbie:

The Company is concurrently submitting, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed by the Company on January 14, 2015 and amended on February 6, 2015 and February 12, 2015 (File No. 333-201481) (“Registration Statement”). For clarity, the staff of the U.S. Securities and Exchange Commission (the “Staff”) authorized the filing of our Request for Effectiveness prior to the filing of this Amendment No. 3. As we advised the Staff, through Amendment No. 3, the Company has responded to FINRA comments by deleting references to expense reimbursements to the dealer-manager that were in addition to the dealer-manager’s non-accountable expense allowance. In addition, we revised the Registration Statement through Amendment No. 3 to reflect the updated record date of February 25, 2015 and the updated expiration date of March 13, 2015. We have also updated certain exhibits reflecting our changes. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Ruba Qashu

Tel: 949-355-5405

c: Michael D. Pruitt, Chanticleer Holdings, Inc.

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